                      Filed by Autoweb.com, Inc. (Commission File No. 000-25577)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                             Subject Company: autobytel.com inc.
                                                 (Commission File No. 000-22239)

AUTOWEB REPORTS FIRST QUARTER RESULTS

SANTA CLARA, Calif., April 25 /PRNewswire/ -- Autoweb.com (Nasdaq: - ), a leading consumer automotive Internet service, today announced financial results for the first quarter ended March 31, 2001.

Net revenues for the first quarter of 2001 were $10.1 million, compared to $15.8 million for the first quarter of 2000 and $9.8 million for the fourth quarter of 2000.

Pro-forma net loss for the first quarter of 2001 was $5.6 million, or $0.19 per share, compared to $7.2 million, or $0.28 per share for the first quarter of 2000 and $11.3 million, or $0.38 per share for the fourth quarter of 2000. Pro-forma EBITDA loss for the first quarter was $3.7 million compared to pro-forma EBITDA losses in the first and fourth quarters of 2000 of $5.3 million and $9.3 million respectively. The pro-forma net loss and pro-forma EBITDA for the first quarter of 2001 exclude a sales and marketing settlement charge of $12.6 million related to the favorable restructuring of the Company's partnership agreements, and acquisition related costs of $850,000 associated with the recently announced merger agreement with Autobytel. Net loss for the first quarter, which includes the items noted above, was $19.1 million, or $0.65 per share, compared to $7.2 million, or $0.28 per share in the first quarter of 2000 and $14.4 million, or $0.49 per share in the fourth quarter of 2000.

"We see the first quarter as a success by every measure, as we returned to sequential revenue growth and improved along key financial metrics, such as gross profit margins and cash flow. Additionally, we completed the restructuring of our marketing programs, reducing future obligations at March 31, 2001 by approximately $40 million," said Jeffrey Schwartz, President and CEO of Autoweb. "We are also proceeding according to plan with our merger agreement with Autobytel, which will create a leading force in the online automotive business."

Autoweb's CFO, Michael Schmidt added, "Our intense focus on increasing the profitability of our revenues has enabled us to continue our trend toward cash profitability while maintaining a cash position of $13.2 million at the end of the first quarter. This is particularly impressive considering that we have now completed our restructuring and satisfied all related financial obligations. Both our financial results and cash position at the end of this quarter reflect a significant reduction in our quarterly cash loss, as well as improvements in key balance sheet metrics."

First Quarter Conference Call

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Autoweb's first quarter 2001 conference call will be held on Wednesday, April
25, 2001 at 4:30 p.m. ET. To listen to the call over the Internet, please connect to: . A replay of the call will be available through May 2, 2001 at 800-642-1687.

About Autoweb

Autoweb.com is a leading automotive Internet service, guiding users through every stage of vehicle ownership. Through its direct and referral commerce channels, Autoweb.com offers consumers a variety of ways to purchase new and used vehicles in conjunction with vehicle manufacturers, local Member Dealers and other commerce partners. The Company's Web site also provides consumers with a wide range of automotive-related products to support the complete lifecycle of the vehicle, including finance, insurance and maintenance. Autoweb.com features comprehensive, unbiased research from its Automotive Information Center (AIC) division.

Autoweb also continues to set the standard in the business-to-business marketplace by providing Web sites with the most advanced technology to view automotive information, and accurate and reliable automotive data and content. Currently, major automobile manufacturers, including DaimlerChrysler, Ford, General Motors, Honda and Toyota, use Autoweb's automotive data to power their sites. Some of the major consumer portals also use Autoweb's content and technology, including AOL, Yahoo, Lycos, MSN and Carpoint. AutoSuite is highly configurable for any individual AIC customer, as the interface can match look and feel, while vehicles (both target and competitor) and specific features can be limited to desired selections. For more information, please visit http://www.autoweb.com and http://www.autosite.com.

Safe Harbor Statement:

Certain statements in this news release, including statements that include words such as "expects," "believes" or other future-oriented statements, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ from anticipated results. In particular, factors that could cause Autoweb not to reach profitability in 2001 include, but are not limited to: our ability to attract consumers through existing portal relationships; the combined viability of current and new car buying process on our site; consumer acceptance of online car buying and our ability to continue to reduce expenses without comparable or greater revenue reductions; and the effect of the restructuring of certain marketing agreements; the failure to realize anticipated synergies related to the proposed merger with Autobytel.com, failure to obtain required stockholder or regulatory approvals or the merger not closing for any other reason, failure of the combined company to retain and hire key employees, and difficulties in successfully integrating the parties' businesses and technologies. Other risks and uncertainties include the fact that the Company received a Nasdaq Staff Determination letter on March 1, 2001, indicating that the Company has failed to comply with the minimum bid price requirement for continued listing, and is subject to delisting from the Nasdaq National Market; changes in competitive behavior or market forces; uncertainties regarding response from the vehicle manufacturers; changes in the legal or regulatory environment, changes or lack of changes in consumer preferences over time, technological challenges and an inability to forecast future traffic and transactions. Further information on risk factors that could affect results is detailed in Autoweb's filings with the Securities and Exchanges Commission, including its Registration Statement on Form S-1 (No. 333-71177) and its Form 10-Q for the quarter ended September 30, 2000, filed with the Securities and Exchanges Commission, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional information which is set forth in those sections in Autoweb's Annual Report on Form 10-K for the year ended December 31, 2000.

                              AUTOWEB.COM, INC.

                           CONDENSED BALANCE SHEETS
                                (In thousands)

                                                 March 31,  December 31,
                                                   2001        2000
                                                 ---------  ------------

ASSETS

Current assets:
 Cash, cash equivalents and
  short term investments                          $13,191     $27,137
Accounts receivable, net                            8,545       8,518
Prepaid expenses and other
  current assets                                    5,716      10,149

   Total current assets                            27,452      45,804

Property and equipment, net                         1,887       2,285
Intangible assets, net                             10,104      11,878
Deposits                                              177         177

    Total assets                                  $39,620     $60,144

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable and other accrued expenses      $ 2,425     $ 3,705
 Accrued payroll and related expenses                 897         991
 Deferred revenue                                     540         773
 Current portion of notes and lease
  obligations payable                                 205         314

   Total current liabilities                        4,067       5,783

Notes and lease obligations, net of
  current portion                                       0           0

   Total liabilities                                4,067       5,783

Stockholders' equity                               35,553      54,361

   Total liabilities and stockholders' equity     $39,620     $60,144

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                              AUTOWEB.COM, INC.

                      CONDENSED STATEMENTS OF OPERATIONS
                   (In thousands, except per share amounts)

                                                     Three Months Ended
                                                          March 31,
                                                    ----------------------
                                                      2001          2000
                                                    --------      --------

Net revenues                                        $ 10,094      $ 15,794
Cost of net revenues                                   1,919         1,661

  Gross profit                                         8,175        14,133

Operating expenses:
 Sales and marketing                                   8,389        14,667
 Sales & marketing -- settlement charge               12,635             0
 Product development                                   1,595         1,926
 General and administrative                            2,065         2,922
 Merger related costs                                    850             0
 Stock based compensation                                312           419
 Amortization of intangibles                           1,775         1,745

   Total operating expenses                           27,621        21,679

   Loss from operations                              (19,446)       (7,546)

Interest and other income, net                           325           318

   Net loss                                         $(19,121)     $ (7,228)

Net loss per share:
   Basic and diluted                                $  (0.65)     $  (0.28)

   Weighted average shares -- basic and diluted       29,535        25,503


Supplemental Financial Data

Pro forma EBITDA(1)                                 $ (3,690)     $ (5,331)

Pro forma net loss(2)                               $ (5,636)     $ (7,228)

Weighted average net loss
 per share -- basic and diluted(3)                  $  (0.19)     $  (0.28)

(1) Defined as pro forma net loss before interest, depreciation and amortization.

(2) Defined as net loss exclusive of merger related costs and sales & marketing settlement charge.

(3) Defined as pro forma net loss divided by weighted average shares -- basic and diluted.

Additional Information and Where to Find It.

Autobytel plans to file a registration statement on Form S-4 in connection with the proposed transaction and Autobytel and Autoweb expect to mail a joint proxy statement/prospectus to the stockholders of Autobytel and Autoweb containing information about the proposed transaction. Investors and securityholders are advised to read the joint proxy statement/prospectus regarding the potential transaction referred to above, when it becomes available, because it will contain important information. The registration statement will be filed with the Securities and Exchange Commission by Autobytel and the joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and securityholders may obtain a free copy of the registration statement and the joint proxy statement/prospectus (when available) and other reports, documents, proxy statements and other information filed by Autobytel and Autoweb with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained free of charge from Autobytel at 949-862-1355 or investor@Autobytel.com or from Autoweb at 800-707-9552.

Autobytel will be, and its executive officers and directors may be, soliciting proxies from Autobytel's stockholders with respect to the transactions contemplated by the Acquisition Agreement. The following are the directors and executive officers of Autobytel: Mark W. Lorimer, Michael Fuchs, Amit Kothari, Jeffrey H. Coats, Mark N. Kaplan, Kenneth J. Orton, Robert S. Grimes, Peter Titz, Dennis Benner, Andrew Donchak, Ariel Amir, Howard Layson and Richard Post.

In addition, Autoweb will be, and its executive officers and directors may be, soliciting proxies from the stockholders of Autoweb with respect to the transactions contemplated by the Acquisition Agreement. The following are the directors and executive officers of Autoweb: Dean DeBiase, Jay Hoag, Mark Ross, Lawrence Lepard, Jeffrey Schwartz, Michael Schmidt, Nadyne Edison, Jerry Karr, William Barrett, Meri E. Glade, Regan Senkarik, Steve Cottrell and Fred Ruffin.

A description of any interests that Autoweb's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

Contacts:

      Media Relations - Autobytel
      Melanie Webber, Autobytel, 949.862.3023 (melaniew@Autobytel.com) Betsy Isroelit, RBI Communications, Inc., 323.960.1360 ext. 17 (betsy@rbicom.com)
      Cassandra Cavanah, RBI Communications, Inc., 323.960.1360 ext. 30 (cassandra@rbicom.com)

      Media Relations - Autoweb
      Jenny Connorton (MWW Group) 212-827-3762
      Michelle Beilsmith (MWW Group) 212-827-3748
      Richard Schineller (MWW Group) 212-827-3743